FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2009

2.	Confirmation Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 2, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2009

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Three months ended June 30, 2008	Three months ended June 30, 2009	Year ended March 31, 2009
Revenue	(Mil yen)	257,876	363,595	664,511
Net revenue	(Mil yen)	135,087	298,359	312,627
Income (loss) before income taxes	(Mil yen)	(84,343)	31,421	(780,265)
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)	(Mil yen)	(76,592)	11,420	(708,192)
Total equity	(Mil yen)	1,959,539	1,556,464	1,551,546
Total assets	(Mil yen)	25,995,861	27,539,700	24,837,848
Shareholders’ equity per share	(Yen)	1,019.19	589.32	590.99
Net income (loss) attributable to NHI common shareholders per share—basic	(Yen)	(40.14)	4.37	(364.69)
Net income (loss) attributable to NHI common shareholders per share—diluted	(Yen)	(40.18)	1.81	(366.16)
Total NHI shareholders’ equity as a percentage of total assets	(%)	7.5	5.6	6.2
Cash flows from operating activities	(Mil yen)	(465,629)	(259,076)	(712,629)
Cash flows from investing activities	(Mil yen)	(39,186)	(94,616)	(98,905)
Cash flows from financing activities	(Mil yen)	578,994	250,386	999,760
Cash and cash equivalents at end of the period	(Mil yen)	603,846	531,580	613,566
Number of employees		18,995	25,730	25,626

(Notes)

1	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America.

2	Shareholders’ equity per share is calculated with Total NHI shareholders’ equity.

3	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

4	The selected stand alone financial data are not prepared because the consolidated financial statements have been prepared.

5	In accordance with Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), the consolidated balance sheets and consolidated statements of operations as of and for the three months ended June 30, 2008 and year ended March 31, 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

	Three months ended June 30, 2008	Year ended March 31, 2009
Income(loss) before income taxes (Mil yen)	(84,264)	(779,046)
Total equity (Mil yen)	1,945,223	1,539,396

6	Net income (loss) attributable to NHI was previously reported as Net income (loss).

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 314 consolidated subsidiaries and variable interest entities (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended June 30, 2009. There are 15 affiliated companies which were accounted for by the equity method at June 30, 2009.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors for the three months ended June 30, 2009.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥298.4 billion, non-interest expenses of ¥266.9 billion, income before income taxes of ¥31.4 billion, and net income attributable to NHI of ¥11.4 billion for the three months ended June 30, 2009. As a result, ROE (Return On Equity, annualized) for the first quarter was 3.0%.

Nomura adopted SFAS 160 effective from the three months ended June 2009. Accordingly, Income (loss) before income taxes is presented not substracting Net income (loss) attributable to noncontrolling interests, and the breakdown of Net income (loss) is presented separately as Net income (loss) attributable to noncontrolling interests and Net income (loss) attributable to NHI.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Three months ended June 30, 2008 (Mil Yen)	Three months ended June 30, 2009 (Mil Yen)
Commissions	¥82,198	¥102,024
Brokerage commissions	49,287	57,863
Commissions for distribution of investment trust	25,811	39,505
Other	7,100	4,656
Fees from investment banking	13,407	29,729
Underwriting and distribution	6,815	20,900
M&A / financial advisory fees	4,568	8,573
Other	2,024	256
Asset management and portfolio service fees	42,779	30,331
Asset management fees	38,485	26,523
Other	4,294	3,808
Net gain on trading	10,515	121,132
Merchant banking	(69)	278
Equity trading	33,267	64,823
Fixed income and other trading	(22,683)	56,031
Loss on private equity investments	(37,663)	(2,139)
Net interest	(4,832)	(6,809)
Gain on investments in equity securities	964	9,801
Other	27,719	14,290

Net revenue	¥135,087	¥298,359

	Three months ended June 30, 2008 (Mil Yen)	Three months ended June 30, 2009 (Mil Yen)
Compensation and benefits	¥87,910	¥138,081
Commissions and floor brokerage	18,634	20,043
Information processing and communications	33,359	40,160
Occupancy and related depreciation	15,868	21,992
Business development expenses	7,032	6,256
Other(1)	56,627	40,406

Non-interest expenses	¥219,430	¥266,938

(1)	Net income (loss) attributable to noncontrolling interests is excluded from Non-interest expenses- Other in accordance with SFAS 160. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Business Segment Information

Results by business segment are noted below. Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 5. Financial Information, 1. Consolidated Financial Statements, Note 12. “Segment and geographic information.”

Net revenue

	Three months ended June 30, 2008 (Mil Yen)	Three months ended June 30, 2009 (Mil Yen)
Retail	¥85,809	¥95,380
Global Markets	10,970	187,128
Investment Banking	28,986	25,673
Merchant Banking	(37,009)	(1,081)
Asset Management(1)	21,112	18,650
Other (Inc. elimination)(1)	24,546	(37,139)

Total	¥134,414	¥288,611

Non-interest expenses(2)

	Three months ended June 30, 2008 (Mil Yen)	Three months ended June 30, 2009 (Mil Yen)
Retail	¥69,630	¥67,521
Global Markets	72,589	124,862
Investment Banking	16,411	31,098
Merchant Banking	2,357	2,498
Asset Management(1)	12,960	13,521
Other (Inc. elimination)(1)	45,483	27,438

Total	¥219,430	¥266,938

Income (loss) before income taxes(2)

	Three months ended June 30, 2008 (Mil Yen)	Three months ended June 30, 2009 (Mil Yen)
Retail	¥16,179	¥27,859
Global Markets	(61,619)	62,266
Investment Banking	12,575	(5,425)
Merchant Banking	(39,366)	(3,579)
Asset Management(1)	8,152	5,129
Other (Inc. elimination)(1)	(20,937)	(64,577)

Total	¥(85,016)	¥21,673

(1)	Certain prior period amounts have been reclassified to conform to the current quarter presentation, in relation to the reclassification of the defined contribution pension plan business that was previously included in Asset Management to Other business in the second quarter of the fiscal year ended March 31, 2009.
(2)	Non-interest expenses and Income (loss) before income taxes are calculated in accordance with SFAS 160 from this first quarter ended June 30, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Retail

Net revenue was ¥95.4 billion and income before income taxes was ¥27.9 billion. Nomura’s retail franchise in Japan was quick to adapt to changes as market conditions normalized. It successfully mobilized the resources of Nomura to deliver tailored financial consulting services to retail customers, recording monthly total purchases of over ¥1 trillion spread evenly across stocks, bonds, and investment trusts. Retail client assets increased by ¥7.9 trillion from the end of March to ¥67.2 trillion as of the end of June. Net asset inflow for the three months ended June 30, 2009 was ¥1.6 trillion.

Global Markets

Net revenue was ¥187.1 billion and income before income taxes was ¥62.3 billion. The strong performance reflects growing momentum in Nomura’s newly enhanced platform following the successful integration of its acquisitions last year accelerated by the normalization of financial markets. Client and flow businesses in Global Fixed Income and Global Equities saw substantial growth during the first quarter. Growth was particularly strong in Europe and Asia where trading volumes jumped from previous levels. Nomura took the number one position on the London Stock Exchange in June for client-driven market share in UK equities and is seeing its share rise on other major exchanges around the world. Accordingly, the overseas revenue significantly increased.

Investment Banking

Net revenue was ¥25.7 billion and loss before income taxes was ¥5.4 billion. Nomura maintained its leading market share in underwriting in Japan, working on most of the major financing deals for Japanese corporates. The domestic mergers and acquisitions business was another strong area. Internationally, Nomura was recognized with a string of industry awards and continued to expand its business platform.

Merchant Banking

Net revenue was negative ¥1.1 billion and loss before income taxes was ¥3.6 billion. Although Nomura did not realize any exits from investments during the quarter, it continued to focus on increasing the value of companies it has invested in.

Asset Management

Net revenue was ¥18.7 billion and income before income taxes was ¥5.1 billion. Assets under management grew by ¥2 trillion from the end of March to ¥22.2 trillion as at the end of June. Nomura saw robust sales of new investment trusts during the quarter with overseas high-yield bond funds attracting strong demand. Nomura Asset Management continued to increase its market leading share in Japan over the first quarter.

Other Operating Results

Other operating results include net gain on trading related to economic hedging transactions, realized gain on investments in equity securities, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three month ended June 30, 2009 include the losses from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in its creditworthiness, of ¥23.0 billion, the negative impact of its own creditworthiness on derivative liabilities, which resulted in loss of ¥26.6 billion and the gains from changes in counterparty credit spread of ¥10.6 billion. Accordingly, in net revenue was negative ¥37.1 billion and loss before income taxes was ¥64.6 billion for the three months ended June 30, 2009.

Geographic Information

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 12. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which Nomura has certain exposure to. Nomura also has exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of Commercial Mortgage-Backed Securities (“CMBS”), Residential Mortgage-Backed Securities (“RMBS”), and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of June 30, 2009.

	Millions of yen
	June 30, 2009
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities (CMBS)	¥9,840	¥—	¥—	¥2,381	¥12,221
Residential mortgage-backed securities (RMBS)	33,109	—	—	30,567	63,676
Commercial real estate-backed securities	34,985	—	—	—	34,985
Other securitization products	37,031	482	582	3,221	41,316

Total	¥114,965	¥482	¥582	¥36,169	¥152,198

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sale under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”), and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥22,497 million exposure, as whole loans (including commitments,) to U.S. CMBS-related business as at June 30, 2009.

The following table provides Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of June 30, 2009.

	Millions of yen
	June 30, 2009
	AAA	AA	A	BBB	Not rated	GNMA/GSE(1)	Total
Japan	¥3,808	¥1,955	¥230	¥751	¥3,096	¥—	¥9,840
America	380	340	302	214	574	571	2,381

Total	¥4,188	¥2,295	¥532	¥965	¥3,670	¥571	¥12,221

(1)	“GNMA” refers to Government National Mortgage Association. “GSE” refers to Government Sponsored Enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of June 30, 2009.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table provides Nomura’s exposure to leveraged finance by geographic location of the target company as of June 30, 2009.

	Millions of yen
	June 30, 2009
	Funded	Unfunded	Total
Japan	¥8,048	¥1,895	¥9,943
Europe	78,941	6,292	85,233

Total	¥86,989	¥8,187	¥95,176

Special Purpose Entities

In the normal course of business, Nomura is involved with numerous types of SPEs which may take the form of a corporation, partnership, fund, trust or other legal vehicle which are designed to fulfill a limited, specific purpose by its sponsor. Nomura both creates or sponsors these entities and also enters into arrangements with entities created or sponsored by others. Such entities generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under SFAS 140 and other SPEs than QSPEs in which Nomura has continuing involvement.

Nomura’s involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, Nomura also acts as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. Nomura retains, purchases and sells variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Nomura’s other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with VIEs, see Item 5. Financial Information, 1. Consolidated Financial Statements, Note 5. “Securitization and Variable Interest Entities (VIEs)”

The following table provides Nomura’s exposures from consolidated VIEs, unconsolidated significant VIEs, and unconsolidated sponsored VIEs of which Nomura is a sponsor that holds a variable interest in VIE as of June 30, 2009. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in the consolidated balance sheet or the footnote discussing commitments and guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	June 30, 2009
	Exposures from consolidated VIEs	Exposures to unconsolidated significant and sponsored VIEs(2)	Total
Trading assets:
Equities	350	56	406
Debt securities	58	19	77
Mortgage and mortgage-backed securities	78	83	161
Investment trust funds and other	5	2	7
Derivatives(1)	11	59	70
Office buildings, land, equipment and facilities	51	—	51
Others	76	92	168

(1)	The amounts present current balance sheet carrying value of derivatives. Notional amount for exposure from consolidated VIEs is ¥175 billion and notional for exposure to unconsolidated significant VIEs and sponsored VIEs (using the VIEs’ total assets as the maximum amount) is ¥119 billion.
(2)	We held ¥23 billion of commitments to extend credit, standby letters of credit and other guarantees to unconsolidated significant VIEs and sponsored VIEs as of June 30, 2009.

Exposure to monoline Insurers (financial guarantors)

The following table provides Nomura’s gross exposure, counter party risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating of structured credit trading business of Global Markets in Europe. The table does not include the fully reserved or hedged exposures.

	Millions of U.S. dollars
	June 30, 2009
Monoline insurers by credit rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
AA	$246	$83	$8	$75	$35
Non-investment grade	$8,311	$4,762	$4,251	$511	$69

Total	$8,557	$4,845	$4,259	$586	$104

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of June 30, 2009.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

In addition to the above derivatives exposure, Nomura also had $347 million of debt securities at June 30, 2009 guaranteed by monoline insurers, which are like utility bonds. The estimated fair value of the wrap included in the carrying value of these debt securities is not significant.

2) Fair Value of Financial Instruments

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities. These financial instruments include the investments to which investment company accounting is applied under AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide – Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, and the financial assets and financial liabilities for which the fair value option is elected under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) or SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”).

In accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Fair value hierarchy

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has the ability to access at the measurement date are classified as Level 1.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial instruments are classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument.

Financial instruments are classified in the entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2009 within the fair value hierarchy.

	Billions of yen
	June 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of June 30, 2009
Assets:
Trading assets and private equity investments
Equities (2)	¥436	¥755	¥328	¥—	¥1,519
Private equity (2)	3	0	333	—	336
Japanese government bonds	3,617	—	—	—	3,617
Japanese agency and municipal securities	62	13	0	—	75
Foreign government, agency and municipal securities	3,131	669	41	—	3,841
Bank and corporate debt securities and loans for trading purpose	154	1,011	272	—	1,437
Commercial mortgage-backed securities (CMBS)	—	1	9	—	10
Residential mortgage-backed securities (RMBS)	20	30	13	—	63
Mortgage and other mortgage backed securities	—	—	197	—	197
Collateralized debt obligation (CDO)	—	3	20	—	23
Investment trust funds and other	19	31	2	—	52
Derivative contracts	768	11,279	896	(11,016)	1,927

Sub Total	¥8,210	¥13,792	¥2,111	¥(11,016)	¥13,097

Loans and receivables (3)	0	51	4	—	55
Other assets	348	67	49	—	464

Total	¥8,558	¥13,910	¥2,164	¥(11,016)	¥13,616

Liabilities:
Trading liabilities
Equities	¥627	¥111	¥0	¥—	¥738
Japanese government bonds	1,763	—	—	—	1,763
Foreign government, agency and municipal securities	1,064	193	—	—	1,257
Bank and corporate debt securities	—	161	—	—	161
Residential mortgage-backed securities (RMBS)	—	24	—	—	24
Derivative contracts	903	10,919	803	(10,950)	1,675

Sub Total	¥4,357	¥11,408	¥803	¥(10,950)	¥5,618

Short-term borrowings (4)(5)	3	74	1	—	78
Payables and deposits (6)	—	0	(1)	—	(1)
Long-term borrowings (4)(5)(7)	45	601	34	—	680
Other liabilities	35	14	—	—	49

Total	¥4,440	¥12,097	¥837	¥(10,950)	¥6,424

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under SFAS 159.
(3)	Includes loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for those liabilities.

The following table presents the proportion of the net Level 3 financial assets, which is the net of Level 3 assets and derivative liabilities, against the net total financial assets measured at fair value (after net of derivative assets and liabilities).

Billions of yen
June 30, 2009
Level 3 Financial Assets	¥2,164
Deduct: Level 3 Derivatives (Liabilities)	(803)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,361

Total Financial Assets measured at Fair Value	¥24,632
Deduct: Derivatives (Liabilities)	(12,625)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥12,007

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	11%

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” about the balances of assets and liabilities for trading purposes.

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	June 30, 2009 (Bil Yen)	March 31, 2009 (Bil Yen)
Equity	¥4.4	¥3.8
Interest rate	4.0	6.7
Foreign exchange	12.1	8.7

Sub-total	20.5	19.2
Diversification benefit	(7.1)	(7.5)

Value at Risk (VaR)	¥13.4	¥11.7

	Three months ended June 30, 2009
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	¥13.8	¥9.9	¥12.0

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is the most important responsibility of management to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We established “Structure for Ensuring Appropriate Business”, at the Board of Directors, and within this, established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2) Global Risk Management Structure

Governance

We have financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are independent from business divisions and responsible for appropriate financial resources allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances all of our risk management policies and rules, gathers necessary information for risk management and implements risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Group Integrated Risk Management Committee (GIRMC) under the Board of Directors and Executive Management Board (EMB). The GIRMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Global Risk Management Committee under the GIRMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within Nomura.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of quality (efficiency and/or effectiveness). We classify risks as “Portfolio risk” (risk of losses arising from fluctuations and declines in the value of portfolio) and “Non-portfolio risk.” Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and other risks. Non-portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of the business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates. The financial management resources and risk management units set and monitor the limits such as risk control limit, credit line, country limit, regulatory capital limit and unsecured funding limit (UF limit). The Risk Management unit reports ongoing risk status to senior management.

(5) Liquidity and Capital Resource

Liquidity

Overviews

Liquidity is of critical importance to us and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies designed to achieve our primary liquidity objective. These include (1) ensure appropriate funding mix such that we have sufficient long term debt to meet our cash capital needs.; (2) diversify unsecured funding sources; (3) unsecured funding management; (4) maintain liquidity portfolios of cash and highly liquid unencumbered securities that can be converted into cash in order to meet our immediate liquidity requirements; (5) maintain committed bank facilities and (6) maintenance and testing of our Contingency Funding Plan.

The Firm’s Executive Management Board has the authority to make decisions concerning the group’s liquidity management. The Chief Financial Officer (CFO) has operational authority and responsibility over the Nomura Group’s liquidity management based on decisions made by the Executive Management Board. Reporting to the CFO, Global Treasury is responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision making bodies.

1) Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund the firm for periods of at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

ii.	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and set the internal limits on the additional amount of unsecured funding available across the Company. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities might not freely move across the Nomura group.

We maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

i.	Upcoming maturities of unsecured debt (maturities less than 1 year)

ii.	Potential buybacks of our outstanding debt

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

iv.	Normal business volatility

v.	Cash and collateral outflows in the event of a stress event

5) Maintain Committed Bank Facilities. In addition to our liquidity portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are evenly distributed throughout the year in order to prevent excessive maturities of facilities in any given period. Whilst the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw these facilities.

6) Maintenance and testing our Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan. As part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity events. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. The CFP has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura specific events and market-wide events. We also have access to operations at central banks such as Bank of Japan and European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are important tools in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents’ balance as of June 30, 2009 and as of June 30, 2008 were ¥531.6 billion and ¥603.8 billion respectively. Net cash used in operating activities for the three months ended June 30, 2009 and June 30, 2008 amounted to ¥259.1 billion and ¥465.6 billion respectively due to a fluctuation of Net trading balances (Net of Trading assets and Trading liabilities). Net cash used in investing activities for the three months ended June 30, 2009 and June 30, 2008 amounted to ¥94.6 billion and ¥39.2 billion respectively due to an increase of Bank loans. Net cash provided by financing activities for the three months ended June 30, 2009 and June 30, 2008 amounted to ¥250.4 billion and ¥579.0 billion due to an increase of borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of June 30, 2009, was ¥27,539.7 billion, an increase of ¥2,701.9 billion compared to ¥24,837.8 billion as of March 31, 2009, reflecting an increase in collateralized agreements, trading assets and private equity investments. Total liabilities as of June 30, 2009, were ¥25,983.2 billion, an increase of ¥2,696.9 billion compared to ¥23,286.3 billion as of March 31, 2009, this was mainly due to an increase in collateralized financing, trading liabilities and long term borrowings. Total NHI shareholders’ equity was ¥1,544.5 billion, an increase of ¥5.1 billion compared to ¥1,539.4 billion as of March 31, 2009, due to an increase in retained earnings. Our leverage ratio as of June 30, 2009 increased to 17.8 times from 16.1 times as of March 31, 2009.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continually review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

The following table provides our NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	(billions of yen, except ratios)
	June 30, 2009		March 31, 2009
NHI shareholders’ equity	¥1,544.5		¥1,539.4
Total assets	27,539.7		24,837.8
Adjusted assets(1)	17,388.1		16,425.2
Leverage ratio(2)	17.8	x	16.1	x
Adjusted leverage ratio(3)	11.3	x	10.7	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by NHI shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by NHI shareholders’ equity.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of the Company according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (Financial Services Agency Public Notice No. 20 of 2006, hereinafter referred to as the “Bank Holding Companies Notice”) which is allowed under the proviso IV-2-6 of “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” and under the guidance provided by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding company of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we abide by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of June 30, 2009, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 20.8%.

The following table presents the Company’s consolidated capital adequacy ratio as of June 30, 2009:

100 millions of yen
June 30, 2009
Qualifying Capital
Tier 1 capital	13,951
Tier 2 capital	6,333
Tier 3 capital	3,061
Deductions	602
Total qualifying capital	22,743
Risk-Weighted Assets
Credit risk-weighted assets	39,969
Market risk equivalent assets	55,995
Operational risk equivalent assets	13,068
Total risk-weighted assets	109,032
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	20.8%
Tier 1 capital ratio	12.7%

(6) Current Challenges

There is no significant change in our current challenges or new challenge arose for the three months ended June 30, 2009.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total(1)	6,000,000,000

(Notes)

1	Total number is the authorized number of shares of the Company under the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of June 30, 2009	Number of Issued Shares as of August 14, 2009	Trading Markets	Details
Common Stock	2,674,838,462	2,745,857,933	Tokyo Stock Exchange(*2) Osaka Securities Exchange (*2) Nagoya Stock Exchange(*2) Singapore Stock Exchange New York Stock Exchange	1 unit is 100 shares

Total	2,674,838,462	2,745,857,933	—	—

(Notes)

1	Shares that may have increased from exercise of stock options and convertible bonds between August 1, 2009 and as of the submission date (August 14, 2009) are not included in the number of issued shares as of August 14, 2009.
2	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

Stock Acquisition Rights No. 1

(As of June 30, 2009)

Number of Stock Acquisition Right	1,166 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,166,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,593 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,593 Capital Inclusion Price ¥797

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of June 30, 2009)

Number of Stock Acquisition Right	1,230(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,230,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,439 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,439 Capital Inclusion Price ¥720

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.       The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of June 30, 2009)

Number of Stock Acquisition Right	184(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	184,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of June 30, 2009)

Number of Stock Acquisition Right	1,250 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,250,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,429 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,429 Capital Inclusion Price ¥715

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.       The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of June 30, 2009)

Number of Stock Acquisition Right	33(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	33,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of June 30, 2009)

Number of Stock Acquisition Right	307(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	307,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

2.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of June 30, 2009)

Number of Stock Acquisition Right	15,223(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,522,300

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,254 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,254 Capital Inclusion Price ¥627

Conditions to Exercise of Stock Acquisition Right

1.       Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

2.       The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
	=		x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of June 30, 2009)

Number of Stock Acquisition Right	4,928(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	492,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right

1.       Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of June 30, 2009)

Number of Stock Acquisition Right	6,045(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	604,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of June 30, 2009)

Number of Stock Acquisition Right	18,040(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,804,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,957 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,957 Capital Inclusion Price ¥1,221

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price		Exercise Price before Adjustment		Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
	=		x	Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of June 30, 2009)

Number of Stock Acquisition Right	124(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	12,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.       Each stock acquisition right may not be exercised partly.

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of June 30, 2009)

Number of Stock Acquisition Right	18,872(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,887,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Optionee maintains a position of as an Executive or Employee, of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)       The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of June 30, 2009)

Number of Stock Acquisition Right	11,518(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,151,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of June 30, 2009)

Number of Stock Acquisition Right	1,130(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(* 2)	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of June 30, 2009)

Number of Stock Acquisition Right	18,850(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,885,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(* 2)	¥2,117 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,117 Capital Inclusion Price ¥1,307

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of June 30, 2009)

Number of Stock Acquisition Right	25,265(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,526,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.
a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of June 30, 2009)

Number of Stock Acquisition Right	1,604(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	160,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of June 30, 2009)

Number of Stock Acquisition Right	63,110(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,311,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of June 30, 2009)

Number of Stock Acquisition Right	1,523(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of June 30, 2009)

Number of Stock Acquisition Right	7,742(*)

Number of Stock Acquisition Right for Treasury (out of above number)

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	774,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of June 30, 2009)

Number of Stock Acquisition Right	1,100(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.       Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of June 30, 2009)

Number of Stock Acquisition Right	19,720(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,972,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,455 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,455 Capital Inclusion Price ¥868

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.       A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment Issue of the Stock Acquisition Right Attendant on Reorganization	— —

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of June 30, 2009)

Number of Stock Acquisition Right	60(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.       A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of June 30, 2009)

Number of Stock Acquisition Right	30(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3.       A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)       The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)       There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of June 30, 2009)

Number of Stock Acquisition Right	156(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of June 30, 2009)

Number of Stock Acquisition Right	6,770(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	677,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

(As of June 30, 2009)

Number of Stock Acquisition Right	102,930(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	10,293,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥295

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

(As of June 30, 2009)

Number of Stock Acquisition Right	4,811(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	481,100

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

(As of June 30, 2009)

Number of Stock Acquisition Right	11,489(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,148,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥409

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

B. Convertible Bonds

120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1

(As of June 30, 2009)

Number of Stock Acquisition Right	1,040

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights(*1)	238,258,877

The Amount to be Paid upon Exercising the Stock Acquisition Right(*1)	¥436.50 per share

Exercise Period of the Stock Acquisition Right(*2)	From January 5, 2009 to March 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥436.50 Capital Inclusion Price ¥218.25

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.

Restriction of Transfer of Stock Acquisition Rights	The Stock Acquisition Rights attached to the 120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1 (“Bonds”) and the Bonds without the Stock Acquisition Rights may not be transferred separately due to Japanese Companies Act §254.2 and §254.3

Substituted Payment	Upon exercise of each Stock Acquisition Right, the Bonds shall be acquired by the Company as a capital contribution in kind at the price equal to the paid-in amount of the Bond.

Issue of the Stock Acquisition Right Attendant on Reorganization	When the Company executes reorganization procedures (but limited to the case that the common stocks of Successor are issued to the shareholders of the Company), unless the Company decides early redemption triggered by reorganization pursuant to the terms and conditions of the Bonds, stock acquisition rights of the Successor (“Succeeded Stock Acquisition Rights”) will be granted in place of the Stock Acquisition Rights, as of immediately prior to the relevant effective date of reorganization (“Corporate Event Effective Date”), in accordance with the terms of the bonds. In this case, the old Stock Acquisition Rights will cease to exist, the obligation with respect to the Bonds without Stock Acquisition Rights will be succeeded by the Successor, the Succeeded Stock Acquisition Rights will be stock acquisition rights incorporated in the Bonds, and the holders of the old Stock Acquisition Rights will be holders of the Succeeded Stock Acquisition Rights on the effective date. The provisions of the terms and conditions of the Bonds regarding the Stock Acquisition Rights will be applied to the Succeeded Stock Acquisition Rights:

Outstanding amount of Convertible Bonds (Millions of yen)	104,000

(Notes)

*1	In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Conversion Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share

Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

During the 90 days after the issuance of the Bond, in the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the Conversion Price of the Bond, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price = Paid-in Amount Per Share x 1.10

In the event that the Company pays special dividends which is determined in the terms and conditions of the Bonds, the conversion price will be adjusted pursuant to the terms and conditions of the Bonds.

If early redemption is announced due to corporate reorganizations or upon delisting of the shares, the Conversion Price will be lowered pursuant to the terms and conditions of the Bond.

*2	The Company’s early redemption option can be exercised up to the two business days prior to the maturity date pursuant to the terms and conditions of the Bonds.

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
From April 1, 2009 to June 30, 2009	13,745,702	2,674,838,462	3,000,000	324,764,852	3,000,000	254,469,328

(Notes)

Increase is caused by conversion of convertible bonds into common shares.

(5) Major Shareholders

According to the register of shareholders as of June 30, 2009, State Street Bank and Trust Company 505225 is not a Major Shareholder, which was a Major Shareholder as of March 31, 2009. Kawasaki Gakuen became the Major Shareholder as of June 30, 2009.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Kawasaki Gakuen	577 Matsushima, Kurashiki-Shi, Okayama Japan	25,000	0.93

Fidelity Investments Japan Limited and their group company (“Fidelity Group”) submitted Major Shareholding Report (Change report) on May 21, 2009, and reported that they have shares of the Company as of May 15, 2009. However, the Company could not confirm the number of Fidelity Group’s holding shares as of June 30, 2009.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower 4-3-1, Toranomon, Minato-Ku, Tokyo Japan	76,396	2.87
FMR LLC	82 Devonshire Street, Boston, Massachusetts, U.S.A.	61,554	2.31

Total		137,950	5.18

The following table shows our major shareholders as of June 30, 2009.

		As of June 30, 2009
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	178,567	6.68
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	150,478	5.63
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	141,854	5.30
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	57,958	2.17
The Bank of New York Mellon as Depositary Bank for DR Holders	c/o The Bank of New York Mellon 101 Barclays Street, New York, New York, U.S.A.	43,855	1.64
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	36,678	1.37
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	28,783	1.08
State Street Bank and Trust Company 505103	Boston, Massachusetts, U.S.A.	27,937	1.04
Kawasaki Gakuen	577 Matsushima, Kurashiki-Shi, Okayama Japan	25,000	0.93
Investors Bank and Trust Company (West) - Treaty	200 Clarendon Street, Massachusetts, Boston, U.S.A.	21,981	0.82

Total		713,091	26.66

(Notes)

1	The Company has 52,943 thousand shares of treasury stock as of June 30, 2009 which is not included in the Major Shareholders list above.
2	Investors Bank and Trust Company (West) – Treaty has changed its name to State Street Bank West Client – Treaty.

(6) Voting Rights

A. Outstanding Shares

As of June 30, 2009
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 52,942,700 (Crossholding Stocks	)	—	—
Common stock 3,000,000
Stock with full voting right (Others)	Common stock 2,616,935,100		26,160,993	—
Shares less than 1 unit	Common stock 1,960,662		—	Shares less than 1 unit (100 shares)

Total Shares Issued	2,674,838,462		—	—

Voting Rights of Total Shareholders	—		26,160,993	—

(Note)

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 84 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of June 30, 2009
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	52,942,700	—	52,942,700	1.98
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.07
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.04

Total	—	55,942,700	—	55,942,700	2.09

(Note)

In addition to the treasury stocks shown here, there are 835,800 shares which are recorded on the register of shareholders but not owned by JOINVEST Securities Co., Ltd. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares” above.

2. Share Price History

Highs and Lows

Month	April, 2009	May, 2009	June, 2009
High (Yen)	649	734	934
Low (Yen)	498	589	712

(Note)

Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly reviews of the consolidated financial statements for the three-month period ended June 30, 2008 and for the three-month period ended June 30, 2009.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		June 30, 2009	March 31, 2009
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥531,580	¥613,566
Time deposits		175,914	537,084
Deposits with stock exchanges and other segregated cash		158,370	272,059

		865,864	1,422,709

Loans and receivables:
Loans receivable (including ¥54,924 million and ¥12,431 million measured at fair value by applying fair value option at June 30, 2009 and at March 31, 2009)	*3	653,696	519,179
Receivables from customers		40,330	23,619
Receivables from other than customers		990,585	1,103,974
Allowance for doubtful accounts		(6,606)	(3,765)

		1,678,005	1,643,007

Collateralized agreements:
Securities purchased under agreements to resell		4,966,657	2,657,151
Securities borrowed		5,184,901	5,755,467

		10,151,558	8,412,618

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,466,338 million at June 30, 2009 and ¥2,851,759 million at March 31, 2009; including ¥21,016 million and ¥21,189 million measured at fair value by applying fair value option at June 30, 2009 and at March 31, 2009)	*3,4	12,761,442	11,348,747
Private equity investments (including ¥62,108 million measured at fair value by applying fair value option at June 30, 2009 and at March 31, 2009)	*3	336,050	323,865

		13,097,492	11,672,612

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥224,677 million at June 30, 2009 and ¥225,475 million at March 31, 2009)		355,283	357,256
Non-trading debt securities	*3	253,782	244,027
Investments in equity securities	*3	127,445	118,902
Investments in and advances to affiliated companies		243,956	243,474
Other	*3,7	766,315	723,243

		1,746,781	1,686,902

Total assets		¥27,539,700	¥24,837,848

(1) Consolidated Balance Sheets (UNAUDITED)

	Notes	Millions of yen
		June 30, 2009	March 31, 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥33,455 million and ¥36,304 million measured at fair value by applying fair value option at June 30, 2009 and at March 31, 2009)	*3	¥1,103,220	¥1,183,374
Payables and deposits:
Payables to customers		406,026	403,797
Payables to other than customers		319,526	398,187
Deposits received at banks		493,828	440,334

		1,219,380	1,242,318

Collateralized financing:
Securities sold under agreements to repurchase		6,797,673	5,000,787
Securities loaned		3,022,663	2,243,152
Other secured borrowings		1,825,420	2,914,015

		11,645,756	10,157,954

Trading liabilities	*3,4	5,617,886	4,752,054
Other liabilities	*3,7	456,633	467,574
Long-term borrowings (including ¥1,141,748 million and ¥913,790 million measured at fair value by applying fair value option at June 30, 2009 and at March 31, 2009)	*3	5,940,361	5,483,028

Total liabilities		25,983,236	23,286,302

Commitments and contingencies	*11
Equity
NHI shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at June 30, 2009 and March 31, 2009
Issued—2,674,838,462 shares at June 30, 2009 and 2,661,092,760 shares at March 31, 2009
Outstanding—2,620,759,254 shares at June 30, 2009 and 2,604,779,843 shares at March 31, 2009		324,765	321,765
Additional paid-in capital		350,703	374,413
Retained earnings		1,043,638	1,038,557
Accumulated other comprehensive income(loss)		(100,755)	(118,437)

		1,618,351	1,616,298
Common stock held in treasury, at cost—54,079,208 shares and 56,312,917 shares at June 30, 2009 and March 31, 2009, respectively		(73,881)	(76,902)

Total NHI shareholders’ equity		1,544,470	1,539,396

Noncontrolling interests		11,994	12,150
Total equity		1,556,464	1,551,546

Total liabilities and equity		¥27,539,700	¥24,837,848

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

	Notes	Millions of yen
		Three months ended June 30, 2008	Three months ended June 30, 2009
Revenue:
Commissions		¥82,198	¥102,024
Fees from investment banking		13,407	29,729
Asset management and portfolio service fees		42,779	30,331
Net gain on trading		10,515	121,132
Loss on private equity investments		(37,663)	(2,139)
Interest and dividends		117,957	58,427
Gain on investments in equity securities		964	9,801
Other		27,719	14,290

Total revenue		257,876	363,595
Interest expense		122,789	65,236

Net revenue		135,087	298,359

Non-interest expenses:
Compensation and benefits		87,910	138,081
Commissions and floor brokerage		18,634	20,043
Information processing and communications		33,359	40,160
Occupancy and related depreciation		15,868	21,992
Business development expenses		7,032	6,256
Other		56,627	40,406

		219,430	266,938

Income (loss) before income taxes		(84,343)	31,421
Income tax expense	*10	(7,672)	20,678

Net income (loss)		(76,671)	10,743

Less: Net income (loss) attributable to noncontrolling interests		(79)	(677)

Net income (loss) attributable to NHI		¥(76,592)	¥11,420

	Notes	Yen	Yen
		Three months ended June 30, 2008	Three months ended June 30, 2009
Per share of common stock:	*8
Basic—
Net income (loss) attributable to NHI common shareholders		(40.14)	4.37
Diluted—
Net income (loss) attributable to NHI common shareholders		(40.18)	1.81

Notes:

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with SFAS 160. Also, Net income (loss) attributable to NHI was previously reported as Net income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Common Stock
Balance at beginning of year	¥182,800	¥321,765
Conversion of convertible bonds	—	3,000

Balance at end of the period	182,800	324,765

Additional paid-in capital
Balance at beginning of year	177,227	374,413
Conversion of convertible bonds	—	3,000
Gain on sales of treasury stock	1,830	2,124
Issuance and exercise of common stock options	27	(1,805)
Adjustments to initially apply EITF 07-5	—	(26,923)
Beneficial conversion feature relating to (subordinated) convertible bond	—	413
Other net change in additional paid-in capital	—	(519)

Balance at end of the period	179,084	350,703

Retained earnings
Balance at beginning of year	1,779,783	1,038,557
Net income (loss) attributable to NHI(2)	(76,592)	11,420
Cash dividends(4)	(16,223)	—
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Adjustments to initially apply EITF 07-5	—	(6,339)

Balance at end of the period	1,702,609	1,043,638

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(28,416)	(73,469)
Net change during the period	30,277	18,408

Balance at end of the period	1,861	(55,061)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(44,968)
Pension liability adjustment	(152)	(726)

Balance at end of the period	(42,847)	(45,694)

Balance at end of the period	(40,986)	(100,755)

Common stock held in treasury
Balance at beginning of year	(80,575)	(76,902)
Repurchases of common stock	(28)	(6)
Sales of common stock	6	8
Common stock issued to employees	2,365	2,960
Other net change in treasury stock	(52)	59

Balance at end of the period	(78,284)	(73,881)

Total NHI shareholders’ equity
Balance at end of period	¥1,945,223	¥1,544,470

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Noncontrolling interest
Balance at beginning of year	¥12,978	¥12,150
Cash dividends	(44)	(50)
Net income (loss) attributable to noncontrolling interest	(79)	(677)
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	123	129
Sale of subsidiary shares to Noncontrolling interest	—	441
Other net change in noncontrolling interest	1,338	1

Balance at end of the period	14,316	11,994

Total equity
Balance at end of the period	¥1,959,539	¥1,556,464

Notes:

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as Equity in accordance with SFAS 160.
(2)	Net income (loss) attributable to NHI was previously reported as Net income (loss).
(3)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(4)	Dividends per share	Three months ended June 30, 2008	¥8.5
		Three months ended June 30, 2009	¥—

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net income (loss)	¥(76,671)	¥10,743
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	30,400	18,537
Defined benefit pension plans:
Pension liability adjustment	(225)	(1,182)
Deferred income taxes	73	456

Total	(152)	(726)

Total other comprehensive income (loss)	30,248	17,811

Comprehensive income (loss)	(46,423)	28,554
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	44	(548)
Comprehensive income (loss) attributable to NHI shareholders	¥(46,467)	¥29,102

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with SFAS 160. Also, Comprehensive income (loss) attributable to NHI was previously reported as Comprehensive income (loss).
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Cash flows from operating activities:
Net income (loss)	¥(76,671)	¥10,743
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,771	17,314
Loss on investments in equity securities	(964)	(9,801)
Deferred income taxes	(9,418)	11,794
Changes in operating assets and liabilities:
Time deposits	(25,024)	384,415
Deposits with stock exchanges and other segregated cash	29,871	129,573
Trading assets and private equity investments	(1,880,424)	(692,094)
Trading liabilities	681,184	446,779
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,310,901	(617,547)
Securities borrowed, net of securities loaned	984,445	1,407,842
Other secured borrowings	(1,608,444)	(1,088,596)
Loans and receivables, net of allowance for doubtful accounts	75,259	289,455
Payables	94,325	(299,872)
Accrued income taxes, net	(57,516)	990
Other, net	76	(250,071)

Net cash used in operating activities	(465,629)	(259,076)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(9,790)	(19,891)
Proceeds from sales of office buildings, land, equipment and facilities	17	0
Payments for purchases of investments in equity securities	(30)	—
Proceeds from sales of investments in equity securities	359	108
Increase in loans receivable at banks, net	(1,948)	(54,511)
Increase in non-trading debt securities, net	(27,763)	(20,056)
Other, net	(31)	(266)

Net cash used in investing activities	(39,186)	(94,616)

Cash flows from financing activities:
Increase in long-term borrowings	820,370	620,361
Decrease in long-term borrowings	(364,173)	(312,939)
Decrease in short-term borrowings, net	724	(97,820)
Increase in deposits received at banks, net	138,288	40,785
Proceeds from sales of common stock	31	5
Payments for repurchases of common stock	(28)	(6)
Payments for cash dividends	(16,218)	—
Proceeds from issuances of stock by a subsidiary

Net cash provided by financing activities	578,994	250,386

Effect of exchange rate changes on cash and cash equivalents	22,431	21,320

Net increase in cash and cash equivalents	96,610	(81,986)
Cash and cash equivalents at beginning of the period	507,236	613,566

Cash and cash equivalents at end of the period	¥603,846	¥531,580

Supplemental information:
Cash paid during the period for—
Interest	146,052	77,175
Income tax payments, net	59,262	1,082

Notes:

(1)	Comprehensive income (loss) is comprehensive income (loss) before subtracting Comprehensive income (loss) attributable to noncontrolling interests in accordance with SFAS 160.
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Accordingly, the consolidated financial statements for the three months ended June 30, 2009 of the Company and its consolidated entities (“Nomura”) have been prepared in accordance with the accounting principles, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007). The following paragraphs describe the major differences between U.S. GAAP that Nomura adopted and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to Income before income taxes pursuant to Japanese GAAP for the first quarter ended June 30, 2009 (from April 1, 2009 to June 30, 2009).

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity as well as under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model,” which is a model taking into account factors other than the ownership level of voting interest in an entity.

Further, U.S. GAAP defines the investment companies for which the specific audit and accounting guidelines are applicable (“Investment Company Accounting”), and if an entity is subject to the Investment Company Accounting, such an entity carries all of its investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of net assets. Therefore, under Japanese GAAP, the difference has an impact of ¥673 million (profit) for the three months ended June 30, 2008 and ¥9,748 million (profit) for the three months ended June 30, 2009 on Income (loss) before income taxes.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has an impact of ¥2,621 million (loss) for the three months ended June 30, 2008 and ¥1,598 million (profit) for the three months ended June 30, 2009 on Income (loss) before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in net assets.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the difference has an impact of ¥5,099 million (profit) for the three months ended June 30, 2008 and ¥14,451 million (loss) for the three months ended June 30, 2009 on Income (loss) before income taxes. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years. Under U.S. GAAP, the stock issuances costs are deducted and the net amount is recorded as capital.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock, such embedded derivative is not bifurcated from the host bond and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock, the derivative component must be bifurcated. If the conversion price is lower than the market price at the bond issuance, the intrinsic value of such a conversion feature is valued separately from the host bond and recorded in Additional-paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as an interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

2. Changes in accounting policies and new accounting pronouncements:

Changes in accounting policies—

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value. SFAS 160 also provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with early adoption not permitted.

Nomura adopted SFAS 160 on April 1, 2009. It is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. We have reclassified ¥79 million between Income (loss) before income taxes and Net income (loss) attributable to NHI for the prior first quarter ended June 30, 2008. Also, ¥12,150 million has been reclassified from Other liabilities to Non-controlling interests as of March 31, 2009.

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; it requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at the fair value determined on the acquisition date and changes thereafter in valuation to be reflected in earnings rather than goodwill; it changes the recognition timing for valuation and requires acquisition costs to be expensed as incurred. SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application are not permitted.

Nomura adopted SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Adoption of SFAS 141-R did not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

Repurchase financing agreements

In February 2008, the FASB issued Staff Position No. SFAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS 140-3”) which provides implementation guidance on whether a transfer of a financial asset and repurchase agreement involving the same transferred financial asset entered into contemporaneously or in contemplation of each other must be evaluated as a single linked transaction or two separate transactions. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction unless specific criteria are met. The FSP is effective on a prospective basis for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

Nomura adopted FSP SFAS 140-3 on April 1, 2009 and it did not have a material impact on these consolidated financial statements.

Equity method accounting considerations

In November 2008, the FASB ratified the consensus in EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) which clarified the accounting for certain transactions and provided impairment considerations involving equity method investments. The EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years.

Nomura adopted EITF 08-6 from April 1, 2009 and it did not have a material impact on these consolidated financial statements.

Revisions to calculation of earnings per share

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”) which clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and therefore are included in the computation of earnings per share using the two-class method described by SFAS 128 “Earnings per Share”. All distributed and undistributed earnings are allocated to common shares and participating securities based on their respective rights to receive dividends. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior period earnings per share data presented are retrospectively adjusted.

Nomura adopted FSP EITF 03-6-1 on April 1, 2009 and it did not have a material impact on the calculation of basic and diluted earnings per share.

Instruments indexed to an entity’s own stock.

In June 2008, the FASB ratified the consensus in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. The determination of whether an instrument meets the definition of “indexed to own stock,” and thus does not have to be bifurcated, is based on evaluation of contingent conversion provisions and also on settlement amount computation provisions. The EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

Nomura adopted EITF 07-5 on April 1, 2009. The certain contingent conversion price adjustment clauses contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) were not deemed as indexed to Nomura’s own stock pursuant to EIFT 07-5. Therefore, upon adoption of EITF 07-5, Nomura made certain reclassification adjustments to the opening balances of Long-term borrowings, Additional paid-in-capital, Retained earnings, and Other assets-other in order to initially bifurcate conversion rights from the Convertible Bonds, and following the expiration of such conversion rights, further reclassification of such bifurcated conversion rights to Additional paid-in capital. The effect of adoption of EITF 07-5 on the beginning balance of Retained earnings was ¥6,339 million (loss) for the first quarter ended June 30, 2009. Had Nomura not adopted EITF 07-5, the effect on Income (loss) before income taxes would have been ¥4,184 million (loss) and Net income (loss) attributable to NHI, ¥2,468 million (loss), and Basic and Diluted Net income (loss) attributable to NHI common shareholders per share would have been ¥3.43 and (¥9.79), respectively, for the three months ended June 30, 2009. Please refer to Note 8. “Earnings per share” for further discussion on the diluted earnings per share.

Enhanced disclosures about pension plan assets

In December 2008, the FASB issued Staff Position No. SFAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS 132-R-1”) which increased the information to be disclosed about plan assets on an annual basis and aligns these disclosures with those made under SFAS 157, “Fair Value Measurements” (“SFAS 157”). In particular, a reporting entity will be required to separate plan assets into the three fair value hierarchy levels and provide a roll forward of the changes in fair value of plan assets classified as Level 3. The FSP is effective prospectively for fiscal years ending after December 15, 2009.

Nomura intends to adopt FSP SFAS 132-R-1 in the consolidated financial statements for fiscal year ending March 31, 2010. Because FSP SFAS 132-R-1 is a disclosure statement and does not impact the accounting treatment of plan assets or benefit obligations, Nomura does not expect a material impact on its consolidated financial statements.

Measurement of fair value in inactive markets

In April 2009, the FASB issued Staff Position No. SFAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP SFAS 157-4”) which provided guidance for determination of fair value when the volume and level of activity for an asset or liability have significantly declined and also mandates increased disclosures around financial assets and financial liabilities measured at fair value under SFAS 157. The FSP is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively, unless adopted early.

        Nomura adopted FSP SFAS 157-4 on April 1, 2009. The guidance on fair value measurement did not have a material impact on these financial statements as it is consistent with Nomura’s existing valuation methodology.

Interim disclosures about fair value of financial instruments

In April 2009, the FASB issued Staff Position No. SFAS 107-1 and APB 28- 1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP SFAS 107-1 and APB 28-1”) which requires quarterly disclosure of qualitative and quantitative information about the fair value of all financial instruments including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only required annually. The FSP is effective for interim reporting periods ending after June 15, 2009, unless early adopted together with FSP FAS 157-4, which Nomura did not do.

Nomura adopted FSP SFAS 107-1 and APB 28-1 as of April 1, 2009. As the FSP does not affect determination of fair value and only extends fair value disclosures to interim financial statements, it did not have a material impact on these consolidated financial statements.

Subsequent events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) which provides accounting and disclosure requirements of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS 165 defines:

•	The period after the balance sheet date during which events or transactions that may occur for potential recognition or disclosure in the financial statements are evaluated;

•	The circumstances under which a reporting entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	Disclosures about events or transactions that occurred after the balance sheet date.

SFAS 165 applies prospectively to interim or annual financial periods ending after June 15, 2009. Nomura adopted SFAS 165 on April 1, 2009 and it did not have a material impact of adoption on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Codification of US GAAP

In June 2009, the FASB issued SFAS No. 168, “the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 replaces existing guidance defining the relative level of authority of various types of U.S. GAAP pronouncements and is part of a project to codify GAAP within a single authoritative volume, the FASB Accounting Standards Codification (“Codification”). The FASB’s primary objective in developing the Codification is to simplify access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The Codification is intended to accurately represent existing standards and not to create new guidance.

SFAS 168 applies prospectively to interim or annual financial periods ending after September 15, 2009. Nomura adopts the Codification for its interim period commenced on July 1, 2009, and does not expect a material impact on its consolidated financial statements.

Transfers of financial assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS 166”) which changes the requirements for derecognizing financial assets, eliminates the concept of a Qualified Special Purpose Entities (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets accounted for as sales.

The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification to the requirements needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs will subject such entities to the revised consolidation guidance provided by SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”) as described below, provided Nomura still has variable interests in those entities at the adoption date.

SFAS 166 is effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance in SFAS 166 for transfers of financial assets is prospective after adoption.

Nomura intends to adopt SFAS 166 on April 1, 2010 and is currently evaluating SFAS 166 to determine what impact it will have on these consolidated financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued SFAS No. 167 which revises the existing accounting guidance determining when a Variable Interest Entity (“VIE”) should be consolidated.

SFAS 167 requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides the company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses, the company must consolidate the entity. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. SFAS 167 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from existing guidance that requires evaluation at inception of the entity and only upon occurrence of certain events triggering reconsideration.

SFAS 167 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

SFAS 167 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under SFAS 167 prior to the adoption date), fair value, or at unpaid principal balances. In certain cases, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis will be recognized as a cumulative adjustment to retained earnings. SFAS 167 may also be optionally applied retroactively in previously issued financial statements, with a cumulative-effect adjustment to retained earnings.

Nomura intends to adopt SFAS 167 on April 1, 2010 and is currently evaluating SFAS 167 to determine what impact it will have on these consolidated financial statements.

3. Fair value of financial instruments:

The fair value of financial instruments

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

Concentration of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions. Government, state municipal, and government agency bonds, including Securities pledged as collateral, represented 26% of total assets as of March 31, 2009 and 27% of total assets as of June 30, 2009, respectively. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	Three months ended June 30, 2009
	Japan	U.S.	EU	Other	Total
Government, municipalities and their agencies	¥3,692	¥923	¥2,750	¥168	¥7,533

	Billions of yen
	Year ended March 31, 2009
	Japan	U.S.	EU	Other	Total
Government, municipalities and their agencies	¥4,005	¥396	¥1,803	¥184	¥6,388

The fair value hierarchy

SFAS 157 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as SFAS 157 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Fair value financial instruments which are valued using Level 1 inputs include:

•	G7 government and US agency debt securities

•	Listed stocks at Tokyo Stock Exchange 1st section

•	Equity securities traded on a liquid exchange

Level 2:

Quoted prices in inactive markets or containing other significant inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from market sources which are independent from Nomura at the measurement date.

Fair value financial instruments which are valued using Level 2 inputs include:

•	Debt securities (including government and corporate issuances) valued using observable inputs

•	Structured notes valued using observable inputs

•	Equity securities traded on an illiquid exchange

•	Derivatives valued using observable parameters

Level 3:

Unobservable inputs which are significant to the fair value measurement of the financial instrument in its entirety. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments and are developed based on the best available information at the measurement date.

Fair value financial instruments which are valued using Level 3 inputs include:

•	Mortgage and mortgage-backed securities.

•	Structured notes valued using significant unobservable inputs

•	Loans valued using significant unobservable parameters

•	Private equity investments

•	Derivatives valued using significant unobservable parameters

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to: the prevalence of similar products in the market, especially if the product is significantly customized; how established the product is in the market, for example, whether it is a new product or is relatively mature; and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may result in the decline of available observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded or the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions on similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those in the two preceding Levels.

Management judgment is required to determine whether a market is active or inactive in determining the fair value hierarchy. Key criteria used to determine whether a market is active or inactive include the number of transactions, the frequency pricing is updated by other market participants, the variability of prices quotations amongst other market participants, and the amount of publicly available information.

Valuation inputs available for certain instruments may fall into different levels of the fair value hierarchy. In such circumstances, for disclosure purposes, the instrument is categorized in accordance with the lowest level of the input which is significant to the fair value measurement of the instrument in its entirety.

Nomura adopted FSP SFAS 157-4 on April 1, 2009. Following tables below that relate to the prior fiscal year are prepared in accordance with the disclosure requirements prior to the adoption of FSP SFAS 157-4.

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2009 and as of March 31, 2009.

	Billions of yen
	June 30, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of June 30, 2009
Assets:
Trading assets and private equity investments
Equities(2)	¥436	¥755	¥328	¥—	¥1,519
Private equity(2)	3	0	333	—	336
Japanese government bonds	3,617	—	—	—	3,617
Japanese agency and municipal securities	62	13	0	—	75
Foreign government, agency and municipal securities	3,131	669	41	—	3,841
Bank and corporate debt securities and loans for trading purpose	154	1,011	272	—	1,437
Commercial mortgage-backed securities (CMBS)	—	1	9	—	10
Residential mortgage-backed securities (RMBS)	20	30	13	—	63
Mortgage and other mortgage backed securities	—	—	197	—	197
Collateralized debt obligation (CDO)	—	3	20	—	23
Investment trust funds and other	19	31	2	—	52
Derivative contracts	768	11,279	896	(11,016)	1,927

Sub Total	¥8,210	¥13,792	¥2,111	¥(11,016)	¥13,097

Loans and receivables(3)	0	51	4	—	55
Other assets	348	67	49	—	464

Total	¥8,558	¥13,910	¥2,164	¥(11,016)	¥13,616

Liabilities:
Trading liabilities
Equities	¥627	¥111	¥0	¥—	¥738
Japanese government bonds	1,763	—	—	—	1,763
Foreign government, agency and municipal securities	1,064	193	—	—	1,257
Bank and corporate debt securities	—	161	—	—	161
Residential mortgage-backed securities (RMBS)	—	24	—	—	24
Derivatives contracts	903	10,919	803	(10,950)	1,675

Sub Total	¥4,357	¥11,408	¥803	¥(10,950)	¥5,618

Short-term borrowings(4)(5)	3	74	1	—	78
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	45	601	34	—	680
Other liabilities	35	14	—	—	49

Total	¥4,440	¥12,097	¥837	¥(10,950)	¥6,424

	Billions of yen
	March 31, 2009
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2009
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥271	¥592	¥606	¥—	¥1,469
Debt securities and loans	6,007	1,401	793	—	8,201
Investment trust funds and other	19	35	6	—	60
Derivatives	638	15,581	1,691	(15,967)	1,943
Loans and receivables(3)	0	8	4	—	12
Other assets	285	54	50	—	389

Total	¥7,220	¥17,671	¥3,150	¥(15,967)	¥12,074

Liabilities:
Trading liabilities
Equities	¥413	¥117	¥1	¥—	¥531
Debt securities	2,355	250	0	—	2,605
Investment trust funds and other	1	—	—	—	1
Derivatives	722	15,192	1,424	(15,724)	1,614
Short-term borrowings(4)(5)	9	28	8	—	45
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	39	485	(81)	—	443
Other liabilities	—	1	—	—	1

Total	¥3,539	¥16,073	¥1,351	¥(15,724)	¥5,239

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN39”) and cash collateral netting against net derivatives in accordance with FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”).
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option under SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).
(3)	Includes loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Includes structured notes for which Nomura elected the fair value option under either SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) or SFAS 159.
(5)	Includes embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Includes embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Includes liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”). Nomura elected the fair value option under SFAS 159 for those liabilities.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on parameters which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a derivative valued using a combination of Level 1, Level 2 and Level 3 parameters would be classified in Level 3 in its entirety, if it’s value is significantly affected by at least one significant unobservable parameter.

These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present information about financial assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3.

	Billions of yen
	Three months ended June 30, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain(loss) on trading	Gain (loss) on investments in equity securities, private equity investments and other(1)	Interest and dividend / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(2)	Net transfers in / (out of) Level 3(3)	Balance as of June 30, 2008
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥802	¥2	¥(37)	¥0	¥(35)	¥105	¥10	¥882
Debt securities and loans receivables	783	(12)	—	1	(11)	145	(72)	845
Investment trust funds and other	21	0	—	—	0	(3)	1	19
Derivative contracts, net	121	(71)	—	—	(71)	(59)	42	33
Loans and receivables	4	0	—	—	0	6	5	15
Other assets	59	0	—	0	0	4	0	63

Total	¥1,790	¥(81)	¥(37)	¥1	¥(117)	¥198	¥(14)	¥1,857

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥0	¥0	¥(1)	¥0
Short-term borrowings	15	0	—	—	0	2	(15)	2
Long-term borrowings	(59)	(109)	—	—	(109)	(33)	(19)	(2)

Total	¥(43)	¥(109)	¥—	¥—	¥(109)	¥(31)	¥(35)	¥0

	Billions of yen
	Three months ended June 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(3)	Balance as of June 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(36)	¥—	¥—	¥(0)	¥(36)	¥77	¥3	¥328
Private equity	322	—	—	(4)	—	(4)	15	—	333
Japanese agency and municipal securities	0	—	—	—	—	—	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	0	5	41
Bank and corporate debt securities and loans for trading purpose	485	(6)	—	—	0	(6)	(179)	(28)	272
Commercial mortgage-backed securities (CMBS)	12	0	—	—	—	0	(3)	—	9
Residential mortgage-backed securities (RMBS)	12	0	—	—	—	0	1	—	13
Mortgage and other mortgage backed securities	234	(3)	—	—	—	(3)	(34)	—	197
Collateralized debt obligation (CDO)	17	0	—	—	—	0	3	—	20
Investment trust funds and other	5	1	—	—	—	1	(4)	—	2
Derivative contracts, net	267	(37)	—	—	—	(37)	(131)	(6)	93

Sub Total	1,672	(79)	—	(4)	0	(83)	(255)	(26)	1,308

Loans and receivables	4	0	—	—	—	0	(0)	—	4
Other assets	50	(0)	0	—	—	(0)	(0)	(1)	49

Total	¥1,726	¥(79)	¥0	¥(4)	¥0	¥(83)	¥(255)	¥(27)	¥1,361

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Sub Total	1	0	—	—	—	0	(0)	(1)	0

Short-term borrowings	8	6	—	—	—	6	(1)	0	1
Payables and deposits	(1)	(0)	—	—	—	(0)	—	—	(1)
Long-term borrowings	(81)	23	—	—	—	23	140	(2)	34

Total	¥(73)	¥29	¥—	¥—	¥—	¥29	¥139	¥(3)	¥34

(1)	Includes in Revenue—Other and Non-interest expenses—Other in our consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	If a financial instrument moves from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the movement occurs.

The following table presents the amounts of unrealized gains or (losses) for the three month ended June 30, 2008 and for the three months ended June 30, 2009 relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Three months ended June 30, 2008
	Net gain on trading	Gain (loss) on investments in equity securities and private equity investments	Interest and dividend / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (Including private equity investments)	¥(3)	¥(39)	¥0	¥(42)
Debt securities and loans receivables	(10)	—	—	(10)
Investment trust funds and other	—	—	—	—
Derivative contracts, net	(79)	—	—	(79)
Loans and receivables	(1)	—	—	(1)
Other assets	0	—	—	0

Total	¥(93)	¥(39)	¥0	¥(132)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥0
Short-term borrowings	0	—	—	0
Long-term borrowings	(67)	—	—	(67)

Total	¥(67)	¥—	¥—	¥(67)

	Billions of yen
	Three months ended June 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥6	¥—	¥—	¥(0)	¥6
Private equity	—	—	(4)	—	(4)
Foreign government, agency and municipal securities	(3)	—	—	—	(3)
Bank and corporate debt securities	53	—	—	—	53
Commercial mortgage-backed securities (CMBS)	0	—	—	—	0
Residential mortgage-backed securities (RMBS)	0	—	—	—	0
Mortgage and other mortgage backed securities	(5)	—	—	—	(5)
Collateralized debt obligation (CDO)	0	—	—	—	0
Investment trust funds and other	1	—	—	—	1
Derivative contracts, net	(89)	—	—	—	(89)

Sub Total	(37)	—	(4)	(0)	(41)

Loans and receivables	0	—	—	—	0
Other assets	(0)	0	—	—	(0)

Total	¥(37)	¥0	¥(4)	¥(0)	¥(41)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(1)	—	—	—	(1)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	(13)	—	—	—	(13)

Total	¥(14)	¥—	¥—	¥—	¥(14)

Market conditions, in particular, a temporary lack of liquidity, has reduced the observability of certain parameters which are significant to Nomura’s financial instrument valuations. These parameters include certain foreign currency exchange volatilities, certain credit spreads which were not observable at the end of the period.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skew and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitizations.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for the instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

For the three months ended June 30, 2009, losses of ¥83 billion related to Level 3 assets had a material impact on Nomura’s results, however this impact has been mitigated by gains of ¥29 billion related to Level 3 liabilities and has been further mitigated through Nomura’s management of its liquidity and capital resources.

Given that the valuation of these instruments fluctuate in response to a variety of factors, including, but not limited to general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may continue to decrease if conditions deteriorate further. Conversely, should conditions improve, an increase in the value of the Level 3 portfolio would be expected.

Fair value option for financial assets and financial liabilities

SFAS 159 which allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods is recognized in current earnings. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. It also establishes presentation and disclosure requirements designed to allow a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and report the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and Nomura adopted SFAS 159 on April 1, 2008. The financial assets and financial liabilities elected for the fair value option, and the reasons for the election are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the statement of operations caused by the difference in measurement basis that would otherwise exist between loans and the derivatives used to risk manage those instruments.

•

Equity method investments which are held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more faithfully represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under SFAS 140. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statement of operations which otherwise would arise had this election not been made. Even though Nomura has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through the consolidated statement of operations.

•

All structured notes issued on or after the date of adoption. Because SFAS 159 incorporates similar accounting and disclosure requirements to SFAS 155, Nomura now applies SFAS 159 to all such financial instruments which have been issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statement of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities to the same purposes.

Interest and dividends arising from financial instruments to which the fair value option has been adopted are accounted as net gain on trading if they are a part of profit or loss from the change in market value, otherwise they are accounted as interest revenue or expense.

The following tables explain gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option under SFAS 155 and SFAS 159 for the three months ended June 30, 2008 and for the three months ended June 30, 2009.

	Billions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments
Trading assets(1)	¥0	¥(0)
Private equity investments	—	—
Loans and receivables	1	0

Total	¥1	¥(0)

Liabilities:
Short-term borrowings(2)	¥1	¥(4)
Long-term borrowings(2)(3)	23	(28)

Total	¥24	¥(32)

(1)	Includes equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(3)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for derecognition under SFAS 140.

Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. Nomura’s ownership share is 45.5%, and is included in Private equity investments.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥8 billion for the three months ended June 30, 2008, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥23 billion for the three months ended June 30, 2009, mainly because of the tightening of Nomura’s credit spread. There was no significant impact on financial assets for which the fair value option was elected, attributable to instrument-specific credit risk.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of loans and receivables for which the fair value option was elected were more than the principal balance of such loans and receivables by ¥1 billion as of March 31, 2009 and by ¥1 billion as of June 30, 2009. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

The fair values of the aggregated unpaid principal balance (in which principal is protected in the contract) of long-term borrowings for which the fair value option was elected were less than the principal balance of such long-term borrowings by ¥14 billion as of March 31, 2009 and by ¥12 billion as of June 30, 2009.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchange and other segregated cash, Receivable from customers, Receivable from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen
	June 30, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥648	¥643	¥516	¥507

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under SFAS 155 and 159. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	June 30, 2009		March 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥5,940	¥5,719	¥5,483	¥5,196

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee the performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with FIN 39 and FSP FIN 39-1.

There were ¥680 billion of netting of cash collateral receivables against net derivative liabilities and ¥923 billion of netting of cash collateral payables against net derivative assets as of March 31, 2009. There were ¥552 billion of netting of cash collateral receivables against net derivative liabilities and ¥618 billion of netting of cash collateral payables against net derivative assets as of June 30, 2009.

Derivatives used for non-trading purposes

Nomura’s principal objective in using derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk about derivatives

The following table presents Nomura’s significant concentration exposures for financial institutions about OTC derivatives. The gross fair value of derivative assets presents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and if any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	June 30, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥10,404	¥(8,500)	¥(557)	¥1,347

	Billions of yen
	March 31, 2009
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥13,511	¥(11,962)	¥(887)	¥662

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	June 30, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥11,492	¥1,042	¥11,134	¥1,084
Interest rate contracts(3)	185,559	9,133	199,718	8,582
Credit contracts	22,567	2,371	27,274	2,140
Foreign exchange contracts	35,041	313	24,673	347
Commodity contracts	55	9	27	9
Other contracts	2,033	75	1,668	31

Total	¥256,747	¥12,943	¥264,494	¥12,193

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥848	¥22	¥80	¥0

Total hedging derivatives	¥848	¥22	¥80	¥0

	Billions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivative contracts used for trading purpose(2):
Equity contracts	¥8,286	¥878	¥8,963	¥860
Interest rate contracts(3)	186,151	11,195	192,117	10,421
Credit contracts	49,587	5,512	49,409	5,137
Foreign exchange contracts	28,799	270	15,193	405
Commodity contracts	70	23	68	23
Other contracts	904	32	794	30

Total	¥273,797	¥17,910	¥266,544	¥16,876

Derivatives designated as hedging instruments(4):
Interest rate contracts	¥646	¥18	¥94	¥1

Total hedging derivatives	¥646	¥18	¥94	¥1

(1)	Includes the amount of embedded derivatives bifurcated in accordance with SFAS 133.
(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.
(3)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.
(4)	Derivatives designated as hedging instruments are reported in Other assets-Other and Other liabilities.

The following table discloses amounts included in the consolidated statement of operations related to derivatives:

Billions of yen
Three month ended June 30, 2009
Net gain (loss) on trading
Derivative contracts used for trading purpose(1):
Equity contracts	¥78
Interest rate contracts(2)	75
Credit contracts	(24)
Foreign exchange contracts	20
Commodity contracts	0
Other contracts	5

Total trading derivatives	¥154

(1)	Includes net gain and (loss) on embedded derivatives.
(2)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.

Billions of yen
Three month ended June 30, 2009
Interest revenue / Interest expense
Derivatives designated hedging instruments:
Interest rate contracts	¥5

Total hedging derivatives	¥5

Hedged Items:
Long-term borrowings	¥(5)

Total hedged items	¥(5)

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features are clauses that would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in our long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009, was ¥1,578 billion with related collateral pledged at that date of ¥629 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥13 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on June 30, 2009, was ¥1,489 billion with related collateral pledged at that date of ¥504 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥10 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in a option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are those linked to the performance of a credit default index. Nomura also writes single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the underlying referenced entity, failure to pay and restructuring of obligations of the referenced security.

The following table presents information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings:

	Billions of yen
	June 30, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥378	¥10,343	¥678	¥2,454	¥5,585	¥1,626	¥9,739
Credit default indices	843	10,418	220	2,162	5,256	2,780	10,151
Other credit-risk related portfolio products	386	4,323	306	675	1,969	1,373	3,545
Credit-risk related options and swaptions	0	35	—	8	—	27	35

Total	¥1,607	¥25,119	¥1,204	¥5,299	¥12,810	¥5,806	¥23,470

	Billions of yen
	March 31, 2009
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,014	¥9,711	¥938	¥2,282	¥5,337	¥1,154	¥9,067
Credit default indices	2,962	32,963	628	8,808	17,795	5,732	32,919
Other credit-risk related portfolio products	1,044	5,178	45	921	2,561	1,651	4,915
Credit-risk related options and swaptions	2	8	—	8	—	—	8

Total	¥5,022	¥47,860	¥1,611	¥12,019	¥25,693	¥8,537	¥46,909

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table presents information about Nomura’s written credit derivatives by external credit rating of underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If neither of them are available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of June 30, 2009 and March 31, 2009. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	June 30, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥287	¥614	¥2,730	¥3,860	¥1,632	¥1,220	¥10,343
Credit default indices	482	123	4,766	3,853	407	787	10,418
Other credit-risk related portfolio products	—	—	—	—	—	4,323	4,323
Credit-risk related options and swaptions	—	—	27	—	—	8	35

Total	¥769	¥737	¥7,523	¥7,713	¥2,039	¥6,338	¥25,119

	Billions of yen
	March 31, 2009
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥591	¥2,619	¥3,537	¥1,540	¥1,197	¥9,711
Credit default indices	471	557	16,069	11,979	735	3,152	32,963
Other credit-risk related portfolio products	—	—	—	—	—	5,178	5,178
Credit-risk related options and swaptions	—	—	—	—	—	8	8

Total	¥698	¥1,148	¥18,688	¥15,516	¥2,275	¥9,535	¥47,860

(1)	“Other” includes credit derivatives with a credit rating of the underlying asset that is below investment grade or where the rating is unavailable.

5. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including retained interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement in the SPEs to which Nomura transferred assets. During the three months ended June 30, 2009, Nomura securitized ¥42 billion and recognized associated gain on sale of ¥5 million. As of June 30, 2009 and March 31, 2009, the cumulative balance of financial assets transferred to SPEs in which Nomura has continuing involvement were ¥1,142 billion and ¥1,122 billion respectively, the size of total assets held by such SPEs were ¥1,181 billion and ¥1,198 billion respectively, and Nomura’s retained interest were ¥13 billion and ¥7 billion respectively. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥31 billion as of June 30, 2009 and ¥29 billion as of March 31, 2009. Nomura does not provide financial support beyond its contractual obligations. For the three months ended June 30, 2009, Nomura received ¥43 billion of proceeds from the SPEs.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under SFAS 140. The transfers are accounted for as secured financing transactions within Long-term borrowings.

	Billions of yen
	June 30, 2009	March 31, 2009
Assets
Trading assets
Equities	¥263	¥136
Debt securities	211	246
Mortgage and mortgage-backed securities	73	84

Total	¥547	¥466

Liabilities
Long-term borrowings	¥526	¥443

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	June 30, 2009	March 31, 2009
Consolidated VIEs’ assets
Cash and cash equivalent	¥46	¥50
Trading assets
Equities	350	362
Debt securities	58	52
Mortgage and mortgage-backed securities	78	123
Investment trust funds and other	5	8
Derivatives	11	12
Office buildings, land, equipment and facilities	51	51
Other	30	32

Total	¥629	¥690

Consolidated VIEs’ liabilities
Trading liabilities
Debt securities	¥1	¥—
Mortgage-backed securities	24	26
Derivatives	2	2
Long-term borrowings	265	251
Other	19	28

Total	¥311	¥307

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; residual interests regarding operating leases for aircraft held by VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of assets and liabilities of unconsolidated VIEs for which Nomura holds significant variable interests, or interests in VIEs that Nomura sponsored, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	June 30, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥56	¥—	¥56
Debt securities	19	—	19
Mortgage and mortgage-backed securities	83	—	83
Investment trust funds and other	2	—	2
Derivatives	59	3	119
Loans	91	—	91
Other	1	—	1
Commitments to extend credit and other guarantees	—	—	23

Total	¥311	¥3	¥394

	Billions of yen
	March 31, 2009
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥84	¥—	¥84
Debt securities	24	—	24
Mortgage and mortgage-backed securities	89	—	89
Investment trust funds and other	4	—	4
Derivatives	55	0	116
Loans	48	—	48
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	23

Total	¥304	¥0	¥388

6. Business combinations:

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions will strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The preliminary estimate of goodwill was ¥21,075 million as of the end of June 2009. Nomura disbursed ¥47,950 million during this quarter for these acquisitions including Lehman Brothers Fixed Income Securities Private Ltd., which is a Primary Dealer in India. The acquisition costs will be allocated to the estimated fair value of the assets acquired and liabilities assumed and the allocation will be completed within one year from the acquisition date. As of June 30, 2009, the allocation has not been completed yet and therefore carrying value of goodwill and disbursement amount may vary.

Nomura is in the process of selecting the businesses to focus on in relation to the business combination. Nomura recorded ¥25,826 million of the acquisition-related liabilities concerning personal costs or relocation costs as of the end of June 2009. In addition to restructuring of the acquired businesses, management also initiated a restructuring of Nomura’s existing activities. Total restructuring costs of ¥1,221 million have been recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of operations during this quarter.

7. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	June 30, 2009	March 31, 2009
Other assets-Other:
Securities received as collateral	¥48,871	¥32,079
Goodwill and other intangible assets	137,068	130,972
Deferred tax assets	329,578	334,123
Investments in equity securities for other than operating purposes	10,574	5,978
Other	240,224	220,091

Total	¥766,315	¥723,243

Other liabilities: (1)
Obligation to return securities received as collateral	¥48,871	¥32,079
Accrued income taxes	7,821	10,593
Other accrued expenses and provisions	330,939	360,867
Other	69,002	64,035

Total	¥456,633	¥467,574

(1)	Amounts reported as of March 31, 2009 reflect retrospective application of SFAS 160

8. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Basic—
Net income (loss) attributable to NHI	¥(76,592)	¥11,420
Weighted average number of shares outstanding	1,908,006,898	2,611,721,313
Net income (loss) attributable to NHI common shareholders per share	¥(40.14)	¥4.37
Diluted—
Net income (loss) attributable to NHI	¥(76,592)	¥5,196
Weighted average number of shares outstanding	1,906,283,527	2,866,836,916
Net income (loss) attributable to NHI common shareholders per share	¥(40.18)	¥1.81

In determining diluted EPS, net loss attributable to NHI is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the three months ended June 30, 2008 arising from options to purchase common shares issued by affiliates. Net income attributable to NHI is adjusted to reflect the decline in Nomura’s income for the three months ended June 30, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the three months ended June 30, 2009 arising from options to purchase common shares issued by affiliates. The decline arising from convertible bonds to convert to common shares includes the decline caused by recognition as lump-sum expense for the three months ended June 30, 2009 of the difference between the bond’s carrying amount and the bond’s redemption amount which is accumulated over the life of the bond.

The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would increase loss per share in the three months ended June 30, 2008. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company that would reduce EPS in the three months ended June 30, 2009.

Antidilutive stock options to purchase 21,419,500 common shares at June 30, 2008 and 10,837,400 common shares at June 30, 2009 were not included in the computation of diluted EPS.

The convertible bonds of ¥32,000 million were converted to 73,310,421 common shares between July 1, 2009 and the time when this quarterly security report is filed.

9. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities is shown below:

Japanese entities’ plans

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Service cost	¥2,507	¥2,148
Interest cost	1,281	1,077
Expected return on plan assets	(920)	(756)
Amortization of net actuarial losses	715	1,187
Amortization of prior service cost	21	(287)

Net periodic pension and severance costs	¥3,604	¥3,369

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

10. Income taxes:

For the three months ended June 30, 2008, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 9.1% is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

For the three months ended June 30, 2009, the difference between the domestic statutory rate of approximately 41% and the effective tax rate of 65.8% is mainly due to different tax rate applicable to income (loss) of foreign subsidiaries and also an increase in valuation allowance relating to losses of foreign subsidiaries.

11. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	June 30, 2009	March 31, 2009
Commitments to extend credit	¥161,720	¥99,915
Commitments to invest in partnerships	42,609	69,320

As of June 30, 2009, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥161,720	¥85,762	¥34,275	¥13,899	¥27,784
Commitments to invest in partnerships	42,609	4,987	9,404	14,259	13,959

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	June 30, 2009	March 31, 2009
Total minimum lease payments	¥79,505	¥80,901
Less: Sublease rental income	(17,174)	(17,495)

Net minimum lease payments	¥62,331	¥63,406

As of June 30, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥79,505	¥17,040	¥16,585	¥11,248	¥8,659	¥5,718	¥20,255

As of March 31, 2009, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥80,901	¥17,602	¥16,250	¥10,575	¥8,578	¥6,166	¥21,730

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

Guarantees—

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the FIN 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen
	June 30, 2009		March 31, 2009
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥2,233,645	¥51,859,091	¥2,091,560	¥43,848,870
Standby letters of credit and other guarantees(2)	0	8,544	1	9,270

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of June 30, 2009 is ¥6,867 million and as of March 31, 2009 is ¥6,571 million.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of June 30, 2009:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥2,233,645	¥51,859,091	¥29,923,071	¥7,590,752	¥2,741,345	¥11,603,923
Standby letters of credit and other guarantees	0	8,544	8,207	103	—	234

12. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of main products and services, its customer base and its management structure.

The accounting policies for segment information essentially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation, including the reclassification of the defined contribution pension plan business that was previously included in Asset Management to Other business in the second quarter of the fiscal year ending March 31, 2009, and also including the reclassification in accordance with SFAS 160 adopted from this quarter.

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2008
Non-interest revenue	¥84,507	¥13,280	¥28,144	¥(36,204)	¥19,329	¥30,190	¥139,246
Net interest revenue	1,302	(2,310)	842	(805)	1,783	(5,644)	(4,832)

Net revenue	85,809	10,970	28,986	(37,009)	21,112	24,546	134,414
Non-interest expenses	69,630	72,589	16,411	2,357	12,960	45,483	219,430

Income (loss) before income taxes	¥16,179	¥(61,619)	¥12,575	¥(39,366)	¥8,152	¥(20,937)	¥(85,016)

	Millions of yen
	Retail	Global Markets	Investment Banking	Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2009
Non-interest revenue	¥94,438	¥194,851	¥25,013	¥969	¥17,351	¥(37,202)	¥295,420
Net interest revenue	942	(7,723)	660	(2,050)	1,299	63	(6,809)

Net revenue	95,380	187,128	25,673	(1,081)	18,650	(37,139)	288,611
Non-interest expenses	67,521	124,862	31,098	2,498	13,521	27,438	266,938

Income (loss) before income taxes	¥27,859	¥62,266	¥(5,425)	¥(3,579)	¥5,129	¥(64,577)	¥21,673

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of loss before income taxes in “Other.”

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net gain on trading related to economic hedging transactions	¥1,006	¥3,255
Realized gain on investments in equity securities held for operating purposes	291	53
Equity in earnings of affiliates	2,061	3,701
Corporate items	(5,620)	(24,896)
Other	(18,675)	(46,690)

Total	¥(20,937)	¥(64,577)

The tables below present reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net revenue	¥134,414	¥288,611
Unrealized gain on investments in equity securities held for operating purposes	673	9,748

Consolidated net revenue	¥135,087	¥298,359

Non-interest expenses	¥219,430	¥266,938
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥219,430	¥266,938

Income (loss) before income taxes	¥(85,016)	¥21,673
Unrealized gain on investments in equity securities held for operating purposes	673	9,748

Consolidated income (loss) before income taxes	¥(84,343)	¥31,421

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a deals-with-external-customers-basis. Income (loss) before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net revenue (1):
Americas	¥7,035	¥22,178
Europe	(3,007)	83,556
Asia and Oceania	6,600	12,949

Sub-total	10,628	118,683
Japan	124,459	179,676

Consolidated	¥135,087	¥298,359

Income (loss) before income taxes (2):
Americas	¥(44,451)	¥(783)
Europe	(28,151)	(1,327)
Asia and Oceania	(6,076)	(5,591)

Sub-total	(78,678)	(7,701)
Japan	(5,665)	39,122

Consolidated	¥(84,343)	¥31,421

(1)	There is no revenue derived from transactions with a single major external customer for the three months ended June 30, 2008 and 2009.
(2)	Amounts reported for the three months ended June 30, 2008 reflect retrospective application of SFAS 160.

	Millions of yen
	June 30, 2009	March 31, 2009
Long-lived assets:
Americas	¥96,985	¥100,241
Europe	63,742	62,690
Asia and Oceania	33,020	30,804

Sub-total	193,747	193,735
Japan	308,582	312,893

Consolidated	¥502,329	¥506,628

13. Subsequent events:

There is no applicable event between July 1, 2009 and August 14, 2009.

2. Other

Not applicable.

[Translation]

Quarterly Review Report of Independent Accountants

August 13, 2008

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the first quarter (from April 1, 2008 to June 30, 2008) within the fiscal period from April 1, 2008 to March 31, 2009 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of June 30, 2008, and the consolidated results of their operations and their cash flows for the first quarter then ended (from April 1, 2008 to June 30, 2008) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

[Translation]

Quarterly Review Report of Independent Accountants

August 14, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month period ended June 30, 2009 within the fiscal period from April 1, 2009 to March 31, 2010 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of June 30, 2009, and the consolidated results of their operations and their cash flows for the first quarter then ended (from April 1, 2009 to June 30, 2009) in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended June 30, 2009 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.